Exhibit 99.1

DHT Holdings, Inc. reports second quarter 2013 results

HAMILTON, BERMUDA, August 6, 2013 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:
USD mill. (except per share)
	Q2 2013	Q1 2013	Q4 2012	Q3 2012	2012	2011
Net Revenue	10.3	12.4	16.9	18.0	86.4	100.1
EBITDA*	0.9	4.2	9.8	7.3	43.1	52.7
Adjusted Net Income**	(7.7)	(3.1)	0.6	(4.9)	6.0	14.8
Adjusted EPS**	(0.50)	(0.20)	0.04	(0.32)	0.39	2.83
Interest bearing debt	156.4	203.7	212.7	216.7	212.7	280.6
Cash	43.1	75.5	71.3	72.2	71.3	42.6
Dividend***	0.02	0.02	0.02	0.02	0.52	3.12
Fleet (dwt)	1,776,349	2,086,315	2,086,315	2,086,315	2,086,315	2,574,304
Spot days****	59.0%	61.6%	46.3%	41%	31%	13%
Unscheduled off hire****	0.25%	1.32%	0.06%	0.32%	0.19%	0.27%
Scheduled off hire****	2.2%	0	0	0	0.88%	1.90%
*adjusted for impairment charges of $56 million in 2011, $92.5 million in Q3 2012 and $8.0 million in Q4 2012.
** adjusted for loss on sale of vessels in Q2 2012, Q1 2013 and Q2 2013, non-cash impairment charge in 2011, Q3 2012 and Q4 2012 and non-cash swap related items.
EPS is calculated assuming all preferred shares issued on May 3, 2012 have been exchanged for common stock and applying the 12:1 reverse stock split which was effective as of close of business on July 16, 2012 retrospectively.
*** per common share. Historical dividend per share adjusted for 12:1 reverse split.
**** as % of total operating days in period. The DHT Sophie had 17 days off hire during the second quarter 2013 in connection with its second special survey and docking.

Highlights of the quarter:

●	EBITDA for the quarter of $0.9 million and net loss for the quarter of $7.7 million ($0.50 per share) after adjusting for loss on sale of vessel of $0.1 million.

●
As of June 30, 2013 the cash balance was $43.1 million, equal to $2.79 per share. The cash balance reflects the $25 million prepayment made in connection with the restructuring of the credit agreement with the Royal Bank of Scotland (“RBS”) during the quarter. Also, the cash balance was impacted by a $3.4 million increase in accounts receivable and a $2.6 million decrease in accounts payables during the quarter among others due to an increase in earned but not yet received freight revenues.

●
The Company will pay a dividend of $0.02 per common share for the quarter payable on August 28, 2013 for shareholders of record as of August 19, 2013. When determining the dividend our Board has taken into account general business conditions and the continued weak tanker market.

●
In April the Company amended its credit agreement with RBS whereby the minimum value covenant has been removed in its entirety and the margin has increased to 1.75%. Furthermore, the instalments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to DHT Maritime, Inc.’s free cash flow in the prior quarter – capped at $7.5 million per quarter. The next scheduled instalment would at the earliest take place in Q2 2016. As part of the amendment the Company made a prepayment of $25 million in April 2013. DHT Maritime’s financial obligations under the credit agreement with RBS are guaranteed by DHT Holdings.  As a result of the amendment, a total of $1.4 million comprising unamortized fees on the original loan as well as fees and legal cost related to the amendment, have been charged to financial cost during the second quarter 2013.

●
The VLCC DHT Regal was sold for $23 million and the vessel was delivered to the buyers on April 29, 2013.  A loss of $0.6 million in connection with the sale was recorded in the first quarter 2013 and a further loss of $0.1 million was recorded in the second quarter. The net proceeds from the sale were used to reduce the outstanding debt under the RBS credit facility.

●	The DHT Sophie completed its second special survey and docking during the second quarter and had a total of 17 days off hire.

●	Subsequent to the end of the quarter the DHT Sophie and DHT Trader have been fixed on short term time charters for terms of 8-16 months and 6-12 months, respectively.

Second Quarter 2013 Financials
The Company reported net revenues (after subtracting voyage expenses) for the second quarter of 2013 of $10.3 million, compared to revenues of $23.2 million in the second quarter of 2012.  The decline is due to a fleet reduction from 12 to 8 vessels and vessels coming off fixed rate charters.

Vessel expenses for the quarter were $7.2 million, compared to $6.6 million in the second quarter of 2012. While the fleet has been reduced from the second quarter of 2012, the increase in vessel operating expenses is a result of the two suezmax vessels having been redelivered from their bareboat charters and are now operated by the Company.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $6.3 million for the quarter.  Commencing with the third quarter 2012, the Company changed the estimated useful life for the calculation of depreciation from 25 years to 20 years.

G&A for the quarter was $2.1 million and includes non-cash charges related to restricted share agreements for the Company’s management and board of directors.

Net financial expenses were $2.3 million for the quarter and include a total of $1.4 million in unamortized fees on the original loan and fees and legal cost related to the amendment.

The Company had a net loss for the quarter of $7.7 million.  Net cash used for operating activities for the quarter was $6.4 million, which includes $6.0 million in changes in working capital.

At the end of the quarter, our cash balance was $43.1 million. The cash balance was impacted by a $3.4 million increase in accounts receivable and a $2.6 million decrease in accounts payables during the quarter among others due to an increased in earned but not yet received freight revenues.

As of June 30, 2013, we had 9,379,583 shares of common stock and 359,427 shares of preferred stock issued and outstanding, respectively.  The preferred shares were mandatorily exchanged into common shares on July 1, 2013. On a fully exchanged basis, the Company now has a total of 15,490,607 outstanding common shares.

The Company declared a cash dividend of $0.02 per common share for the second quarter payable on August 28, 2013 for shareholders of record as of August 19, 2013. When determining the dividend our Board has taken into account general business conditions and the continued weak tanker market.

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EDT on Wednesday August 7, 2013, to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 646 254 3360 within the United States, 23162787 within Norway and +44 20 3427 1900 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through August 14, 2013.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 1810267# as the pass code.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Aframax and Suezmax segments. We operate out of Oslo, Norway, through our wholly owned management company. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a clean corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 29, 2013.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2013

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands except per share amounts)

ASSETS	Note	June 30, 2013	December 31, 2013
Current assets		Unaudited	Audited
Cash and cash equivalents		$43 084	71 303
Accounts receivable	8	16 460	13 874
Prepaid expenses		225	485
Bunkers		3 407	3 616
Total current assets		63 177	89 278

Non-current assets
Vessels	5	275 308	310 023
Other property, plant and equipment		361	458
Total non-current assets		275 669	310 481

Total assets		338 846	399 759

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		3 816	6 199
Derivative financial instruments	4	‒	772
Current portion long term debt	4	‒	9 000
Deferred income		6 894	‒
Deferred Shipping Revenues		1 083	155
Total current liabilities		11 793	16 125

Non-current liabilities
Long term debt	4	155 960	202 637
Total non-current liabilities		155 960	202 637

Total liabilities		167 754	218 762

Stockholders’ equity
Stock	6,7	98	95
Additional paid-in capital	6,7	386 157	386 159
Retained earnings/(deficit)		(217 300)	(205 258)
Reserves		2 138	‒
Total stockholders equity		171 093	180 997

Total liabilities and stockholders’ equity		338 846	399 759

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
($ in thousands except per share amounts)

		Q2 2013	Q2 2012	1H 2013	1H 2012
	Note	Apr. 1-Jun. 30, 2013	Apr. 1-Jun. 30, 2012	Jan. 1-Jun. 30, 2013	Jan. 1-Jun. 30, 2012
		Unaudited	Unaudited	Unaudited	Unaudited
Shipping revenues		$19,498	23,700	$38,741	51,998

Operating expenses
Voyage expenses		(9,225)	(545)	(16,109)	(545)
Vessel operating expenses		(7,158)	(6,555)	(12,531)	(13,392)
Charter hire expense		‒	(2,310)	‒	(4,690)
Depreciation and amortization	5	(6,322)	(6,947)	(13,325)	(13,956)
Profit/(loss), sale of vessel		(77)	(1,371)	(669)	(2,231)
General and administrative expense		(2,108)	(1,969)	(4,287)	(5,150)
Total operating expenses		$(24,890)	(19,698)	$(46,914)	(39,964)

Operating income		$(5,392)	4,003	$(8,173)	12,035

Interest income		35	57	102	66
Interest expense		(2,017)	(1,934)	(2,861)	(3,892)
Fair value gain/(loss) on derivative financial instruments	4	‒	590	‒	891
Other Financial Income/(expenses)		(284)	44	(459)	(89)
Profit/(loss) before tax		$(7,659)	2,760	$(11,391)	9,010

Income tax expense		(88)	(74)	(88)	(74)
Net income/(loss) after tax		$(7,747)	2,686	$(11,479)	8,936
Attributable to the owners of parent		$(7,747)	2,686	$(11,479)	8,936

			(Adjusted)*		(Adjusted)*
Basic net income/(loss) per share		(0.50)	0.50	(0.74)	1.66
Diluted net income/(loss) per share		(0.50)	0.50	(0.74)	1.66

Weighted average number of shares (basic)		15,460,067	5,371,596	15,440,413	5,371,596
Weighted average number of shares (diluted)		15,460,067	5,371,596	15,440,413	5,371,596

                 * To adjust for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	$(7,747)	2,686	$(11,479)	8,936

Other comprehensive income
Reclassification adjustment from previous cash flow hedges		186		555

Total comprehensive income for the period	$(7,747)	2,872	$(11,479)	9,491

Attributable to the owners of parent	$(7,747)	2,872	$(11,479)	9,491

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
($ in thousands)

		2Q 2013	2Q 2012	1H 2013	1H 2012
	Note	April 1-June 30, 2013	April 1-June 30, 2012	Jan. 1-June 30, 2013	Jan. 1-June 30, 2012
		Unaudited	Unaudited	Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income / (loss)		(7,747)	2,685	(11,479)	8,936
Items included in net income not affecting cash flows:
Depreciation and amortization	5	6,853	6,860	13,948	13,956
(Profit) / loss, sale of vessel	5	77	1,371	669	2,231
Fair value gain/(loss) on derivative financial instruments		(0)	(590)	(772)	(891)
Compensation related to options and restricted stock		402	265	2,138	545
Changes in operating assets and liabilities
Accounts receivable		(3,372)	(6,997)	(2,586)	(9,325)
Prepaid expenses		4	826	260	777
Other long term receivables		‒	6	‒	54
Accounts payable and accrued expenses		(2,576)	(1,027)	(2,383)	93
Deferred income		‒	(5,489)	6,894	(5,489)
Prepaid charter hire		(95)	8,225	929	‒
Other non-current liabilities		‒	(76)	‒	(112)
Bunkers		13	(307)	209	(1,410)
Net cash provided by operating activities		(6,440)	5,752	7,826	9,366

Cash Flows from Investing Activities:
Investment in vessels		(641)	(1,969)	(1,441)	(3,498)
Sale of vessels		22,233	13,662	22,233	13,662
Investment in property, plant and equipment		27	(43)	27	‒
Net cash used in investing activities		21,618	11,649	20,819	10,164

Cash flows from Financing Activities
Issuance of stock	6,7	‒	76,179	‒	76,179
Cash dividends paid	7	(277)	(3,395)	(563)	(5,329)
Issuance of long term debt	4	‒	‒	‒	‒
Repayment of long-term debt	4	(47,300)	(48,903)	(56,300)	(62,137)
Net cash provided by/(used) in financing activities		(47,577)	23,881	(56,863)	8,713

Net increase/(decrease) in cash and cash equivalents		(32,399)	41,283	(28,218)	28,242
Cash and cash equivalents at beginning of period		75,483	29,583	71,303	42,624
Cash and cash equivalents at end of period		43,084	70,866	43,084	70,866

Specification of items included in operating activities:
Interest paid		1,385	1,762	2,169	1,919
Interest received		6	57	10	66

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY
($ in thousands except shares)
Unaudited

Unaudited		Common Stock			Preferred Stock
	Note	Shares	Amount	Paid-in Additional Capital	Shares	Amount		Paid-in Additional Capital	Retained Earnings	Reserves	Cash Flow Hedges	Total equity
Balance at January 1, 2012		5 370 897	$54	$309 314		$			$(102 164)	$	$(756)	$206 448
Net income/(loss) after tax									8 936			8 936
Other comprehensive income											555	555
Total comprehensive income									8 936		555	9 491
Cash dividends declared and paid	7								(5 329)			(5 329)
Issue of stock	6	2 503 200	25	17 180	442 666		5	$58 969				76 179
Compensation related to options and restricted stock		6 569	1	468								469
Balance at June 30, 2012		7 880 665	$80	$326 962	442 666		$5	$58 969	(98 557)	$	$(201)	$287 258

		Common Stock			Preferred Stock
	Note	Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Reserves		Cash Flow Hedges		Total equity
Balance at January 1, 2013		9 140 877	$91	$336 955	369 362	$4	$49 204	(205 258)	$		$		$180 997
Net income/(loss) after tax								(11 479)					(11 479)
Other comprehensive income													-
Total comprehensive income								(11 479)					(11 479)
Cash dividends declared and paid	7							(563)					(563)
Issue of stock													-
Exchange of preferred stock		168 130	2	1 114	(9 890)		(1 317)						(202)
Compensation related to options and restricted stock		70 576	1	201						2 138			2 339
Balance at June 30, 2013		9 379 583	$94	$338 270	359 472	$4	$47 887	(217 300)		$2 138		$-	$171 093

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD
ENDED JUNE 30, 2013

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on August 6, 2013 and authorized for issue on August 6, 2013.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2012.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2012 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2013 but not currently relevant to the group (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

●	Amended IAS 1, “Presentation of items of Other Comprehensive Income”.

●	IAS 19 (revised 2011); “Employee Benefits”.

●	IFRS 13; “Fair Value Measurement”.

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of June 30, 2013, three of the Company’s eight vessels were on charter, pursuant to time charters to different customers for periods up to one year.  The other vessels operate in commercial pools or in the spot market.

Note 4 – Interest bearing debt
As of June 30, 2013, DHT had interest bearing debt totalling $156.4 million, of which $113.3 million is priced at Libor+1.75%, $18.4 million is priced at Libor+3.00% and $24.8 million is priced at Libor+2.75%. Interest is payable quarterly in arrears. As of December 31, 2012, the Company had one interest rate swap in an amount of $65 million under which DHT pays a fixed rate of 5.95% including margin of 0.85%. The interest rate swap expired on January 18, 2013. From January 1, 2009, the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle.  The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i)  the “Value-to-Loan Ratio” will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two amendments became effective upon the completion of the equity offering in early May at which time the above prepayments were made. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

In April 2013 the Company amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety.  Furthermore, the instalments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. The next scheduled instalment would at the earliest take place in Q2 2016.  In April the Company made a prepayment of $25 million and the margin has increased to 1.75%.  DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings.

Scheduled debt repayments (USD million)

	July 1 to Sept. 30, 2013	2013	2014	2015	2016*	Thereafter	Total
RBS*	-	-	-	-	-	113.3	113.3
DVB	-	-	-	2.4	15.9	-	18.4
DNB	-	-	-	2.5	22.3	-	24.8
Total	-	-	-	4.9	38.2	113.3	156.4
Unamortized upfront fees							(0.4)
Total long term debt							156.0

*Commencing with the second quarter of 2016, instalments under the RBS credit is equal to free cash flow for DHT Maritime, Inc. during the preceding quarter capped at $7.5 million.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels.  Historically, both charter rates and vessel values have been cyclical.  The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the “value in use” method as of June 30, 2013.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations.  Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation.  Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the second quarter of 2013. The impairment test has been performed using an estimated weighted average cost of capital of 8.53%.

Commencing with the third quarter of 2012, we have assumed an estimated useful life of 20 years, down from 25 years as the Company believes this is a more reasonable estimate of useful life for its vessels in the current market environment.

Note 6 – Equity Offering
A backstopped equity offering and a concurrent private placement of common stock and preferred stock by the Company closed on May 2, 2012.  DHT issued a total of 30,038,400 shares of common stock with par value of $0.01 per share and 442,666 shares of preferred stock with par value of $0.01 per share for total net proceeds of $76.0 million after expenses amounting to $4.0 million.  Upon effectiveness of the reverse stock split on July 17, 2012, the preferred shares became exchangeable into 7,525,322 shares of common stock on a split-adjusted basis and assuming no further adjustments.  The preferred shares which had not been voluntarily exchanged by each shareholder prior to June 30, 2013, were automatically exchanged for shares of common stock on July 1, 2013.  Subsequent to the exchange of the preferred stock into shares of common stock a total of approximately 15.5 million shares of common stock are issued and outstanding.

Note 7 – Stockholders equity and dividend payment
At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the Board to effect a reverse stock split of DHT’s common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of common stock to 30,000,000. The reverse stock split became effective as of close of business on July 16, 2012.

	Common stock	Preferred stock*
Issue at June 30, 2013	9,379,583	359,427
Par value	$0.01	$0.01
Numbers of shares authorized for issue at June 30, 2013	30,000,000	1,000,000
*The preferred stock were exchanged for common shares on July 1, 2013.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. The common shares outstanding reflect the 12-for-1 reverse split effective as of close of business on July 16, 2012.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued. Under the terms of the backstopped equity offering that closed in May 2012, 442,666 shares of Series A Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series A Participating Preferred Stock participates with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rate, based on each share of the Series A Participating Preferred Stock being deemed to be equal to, after adjusting for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012, (i) 14.1667 shares of common stock (for periods prior to January 1, 2013) and (ii) 12.5000 shares of common stock (for periods commencing January 1, 2013), in each case subject to further adjustment.

After adjusting for the above mentioned 12-for-1 reverse stock split, one share of issued and outstanding Series A Participating Preferred Stock is deemed equal to 16.6667 shares of common stock (the “Participation Factor”), subject to further adjustment, for purposes of voting rights and determining liquidation preference amounts in certain instances of the Series A Participating Preferred Stock.

Effective July 17, 2012 until June 30, 2013, each holder of Series A Participating Preferred Stock could choose to exchange its shares of Series A Participating Preferred Stock, on an all or nothing basis, for shares of common stock at a 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment. On July 1, 2013, all issued and outstanding shares of Series A Participating Preferred Stock have been mandatorily exchanged into shares of common stock at 1:17 ratio. On a fully exchanged basis, the Company now has a total of 15,490,607 outstanding common shares.

Dividend payment:

Dividend payment as of June 30, 2013:
Payment date:	Total payment	Per common share
May 23, 2013	$0.3 million*	$ 0.02
February 19, 2013	$0.3 million**	$ 0.02
Total payment as of March 31, 2013:	$0.6 million	$ 0.02
*total payment on May 23, 2013 includes $.025 per preferred share.
**total payment on February 19, 2013 includes $0.28 per preferred share.

Dividend payment as of December 31, 2012:
Payment date:	Total payment	Per common share
November 12, 2012	$0.3 million*	$ 0.02
August 16, 2012	$3.4 million**	$ 0.24
May 23, 2012	$3.4 million**	$ 0.24	***
February 15, 2012	$1.9 million	$ 0.36	***
Total payment as of December 31, 2012:	$9.0 million	$ 0.86
*total payment on November 12, 2012 include $0.28 per preferred share.
**total payment on August 16 and May 23, 2012 includes $3.40 per preferred share.
***adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

Note 8 – Accounts receivable
A significant part of the accounts receivable as of June 30, 2013 relates to working capital for vessels operating in commercial pools and in the spot market.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2012 annual report on Form 20F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On August 6, 2013 the Board approved a dividend of $0.02 per common share related to the second quarter 2013 to be paid on August 28, 2013 for shareholders of record as of August 19, 2013.